EXHIBIT 99.1


                               ICICI BANK LIMITED

Press Release                                               Mumbai, May 29, 2001


                       Appointment of Executive Directors

The Board of Directors at their Ninety Ninth Meeting held on Friday, March 23, 2001 had, subject to the approval of the Reserve Bank of India and the Members, approved the appointment of Smt. Chanda D. Kochhar and Dr. Nachiket Mor as additional Directors, designated as the Executive Directors of the Bank for a period of five years with effect from April 1, 2001. The Bank has, today, received the approval of the Reserve Bank of India vide their letter no. DBOD.No.910/08.88.001/2001 dated May 29, 2001 for the appointment of the Executive Directors. We may mention that the Bank would be seeking the approval of their appointment as Directors at the Seventh Annual General Meeting of the Members scheduled to be held on Monday, June 11, 2001 at Vadodara, India.


           For queries, contact : Shri Bhashyam Seshan
           Phone:  (91)-22-653 8420 or 653 7560
           e-mail:  bhashyams@icicibank.com


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Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will", "would" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward -looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement the actual growth in Internet banking products, our growth and expansion, technological implementation of the understanding and technological changes, cash flow projections, our exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the Securities and Exchange Commission of the United States. ICICI Bank undertakes no obligation to update forward -looking statements to reflect events of circumstances after the date thereof.



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